Exhibit 12.1

                           UNITED WASTE SYSTEMS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
                                   (UNAUDITED)

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
                                                                                                 Six Months
                                               Year Ended December 31,                              Ended
                                                                                                  June 30,
                           1992           1993          1994           1995           1996          1997


 Pretax income from
    continuing
    operations          $ 3,268,555   $16,485,591    $28,953,722   $43,609,343    $60,649,078    $40,810,013

 Fixed charges            3,309,877     5,179,058      7,335,587    11,713,791     17,383,361      9,975,569

 Less:


 Capitalized interest      (156,897)     (301,000)      (722,000)    (1,349,000)    (1,682,000)    (1,200,000)
 Amortization of previously
   capitalized interest     145,916       125,849      173,983          263,916        376,049        309,401

   Total earnings       $ 6,567,451   $21,489,493    $35,741,292      4,238,050    $76,726,488    $49,894,983

 Interest expense       $ 3,028,133   $ 4,705,363    $ 6,424,630    $10,061,290    $14,949,746    $ 7,898,849


 Interest capitalized        156,897    1,200,000        301,000        722,000      1,349,000      1,682,000

 Amortization of debt
   issue costs                52,523      123,470        146,134        260,000        647,115        786,720

 Interest portion of
   rental expense             72,324       49,225         42,823        43,501         105,500         90,000

   Total fixed charges   $ 3,309,877  $ 5,179,058    $ 7,335,587   $11,713,790     $17,383,361    $ 9,975,569


 Ratio of earnings to
    fixed charges               2.0           4.1            4.9           4.6            4.4            5.0


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